EXHIBIT 4.4

FORM OF

VAPOR CORP.

NON-PLAN STOCK OPTION AGREEMENT

THIS NON-PLAN STOCK OPTION AGREEMENT (this “Agreement”) is entered into this          day of June 2012 by and between Vapor Corp., a Nevada corporation having its principal office at 3001 Griffin Road, Dania Beach, Florida 3312 (the “Corporation”), and                  (the “Optionee”).

In consideration of the mutual promises set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Summary of Grant

Total Option Shares:

Exercise Price Per Share:

Date of Grant:

Expiration Date: (unless earlier terminated under Section 4 below)

2. Grant of Option

The Corporation hereby grants to the Optionee a non-plan stock option (the “Option”) to purchase from the Corporation the total number of shares of common stock, $0.001 par value per share, of the Corporation set forth above in Section 1 as Total Option Shares (the “Shares”) at the Exercise Price Per Share set forth above in Section 1 (the “Exercise Price”), subject to all of the terms and conditions of this Agreement. This Option shall constitute a nonqualified stock option for purposes of the Internal Revenue Code of 1986, as amended (the “Code”).

3. Vesting and Exercise of Option

The Option shall vest and become exercisable as to one-twelfth (1/12th) of the number of Shares on the first day of each full month following the Grant Date (as specified above in Section 1) so long as the Optionee has not incurred a Termination of Service (as defined in Section 20 below) prior to the vesting date with respect to each such increment of the Option.

Notwithstanding the vesting provisions described above, this Option shall vest and become exercisable with respect to 100% of the Shares upon the Optionee’s Termination of Service if the Optionee’s Termination of Service is due to his/her death, Disability or without Cause.

The schedule set forth above is cumulative, so that Shares as to which the Option has become vested and exercisable pursuant to the provisions above may be purchased pursuant to exercise of the Option at any date subsequent to vesting but prior to termination of the Option. The Option may be exercised at any time and from time to time to purchase up to the number of Shares as to which it is then vested and exercisable.

4. Termination of Option

This Option shall remain exercisable as specified in Section 3 above until 5:00 p.m., Eastern Standard Time, on the earliest to occur of the dates specified below, upon which date the Option shall terminate:

(a) the date on which all of the Shares have been purchased pursuant to the terms of this Agreement;

(b) upon the expiration of 90 days following the Optionee’s Termination of Service for any reason other than his/her death, Disability, or for Cause;

(c) upon the expiration of 180 days following Optionee’s Termination of Service on account of his/her Disability;

(d) upon the expiration of 360 days following Optionee’s Termination of Service on account of his/her death;

(e) immediately upon Optionee’s Termination of Service for Cause; or

(f) on the Expiration Date set forth above in Section 1.

Upon its termination, the Option shall have no further force or effect and Optionee shall have no further rights under the Option or to any Shares which have not been purchased pursuant to prior exercise of the Option.

5. Manner of Exercise of Option

(a) Exercise. The Option may be exercised only by (i) Optionee’s completion, execution and delivery to the Corporation of a notice of exercise and (ii) the payment to the Corporation, pursuant to the terms of this Agreement, of an amount equal to the Exercise Price multiplied by the number of Shares being purchased as specified in Optionee’s notice of exercise (the “Purchase Price”). Optionee’s notice of exercise shall be given in the manner specified in Section 10 but any exercise of the Option shall be effective only when the items required by the preceding sentence are actually received by the Corporation. The notice of exercise shall be in the form attached to this Agreement. Notwithstanding anything to the contrary in this Agreement, the Option may be exercised only if such exercise is in compliance with all applicable federal and state securities laws, as they are in effect on the date of exercise,, with the Corporation’s Board of Directors (the “Board”) being the final arbitrator thereof, in its sole and absolute discretion, in the event of any dispute between the Corporation and the Optionee with regard to the interpretation of such laws.

(b) Form of Payment. Payment of the Purchase Price may be made, to the extent permitted by applicable law, (i) by cash, (ii) by check payable to the order of the Corporation; (iii) by delivery of proceeds from the sale of Shares pursuant to broker-assisted “cashless” exercise procedures and guidelines approved by the Board; (iv) by a “cashless exercise” in which Shares which would otherwise be delivered upon exercise of the Option may be used to satisfy the Purchase Price, in accordance with the following formula:

X =	Y (A-B)
A

Where:

X = the number of Shares to be issued to Optionee.

Y = the number of Shares purchasable under the amount of the Option being exercised

A = the per Share Fair Market Value (as defined in Section 20 below)

B = the per Share Exercise Price of the Option

or (v) by combining the above methods.

(c) Issuance and Delivery of Shares. As soon as practicable following receipt of such notice and payment, the Corporation shall notify the Optionee of any payment required under subsection (d) below. The Corporation shall deliver a certificate or certificates for the Shares to the Optionee as soon as practicable after the Optionee has made any payment required under subsection (d) below. Shares issued pursuant to the exercise of this Option will be issued only in the name of Optionee and may not be transferred into the name of any agent of or nominee for Optionee until such time as Optionee has complied with the terms of this Agreement.

(d) Withholding Obligation. Issuance of Shares upon exercise of the Option shall be subject to the condition that the Optionee shall pay to the Corporation, in addition to the Purchase Price, the minimum amount the Corporation is required by law or regulation of any governmental authority, whether federal, state or local, domestic or foreign, to withhold in connection with such exercise of the Option, if any. In lieu of the payment specified in this paragraph and unless the Board determines otherwise and subject to such conditions as may be established by the Board, the Optionee may elect to satisfy the withholding requirement, in whole or in part, by having the Corporation withhold shares of Common Stock with a Fair Market Value equal to the minimum tax required to be withheld.

(e) Deferral of Issuance of Shares. Anything in this Agreement to the contrary notwithstanding, if, at any time specified herein for the issuance of Shares to Optionee, any law, or any regulation or requirement of the U. S. Securities and Exchange Commission or other governmental authority having jurisdiction over such matter shall require either the Corporation or Optionee to take any action in connection with the Shares then to be issued, the issuance of such Shares shall be deferred until such action shall have been taken; the Corporation shall be under no obligation to take such action; and the Corporation shall have no liability whatsoever as a result of the non-issuance of such shares, except to refund to Optionee any consideration tendered in respect of the Purchase Price.

(f) Stop Transfer Instructions. The Corporation may impose stop-transfer instructions with respect to any Shares (or other securities) subject to any restriction set forth in this Agreement until the restriction has been satisfied or terminates.

6. Restrictions on Transfer of Option

(a) Except as otherwise provided in subsections (b), (c) and (d) below, the Option may not be sold, exchanged, delivered, assigned, bequeathed or gifted, pledged, mortgaged, hypothecated or otherwise encumbered, transferred or permitted to be transferred, or otherwise disposed of, whether voluntarily, involuntarily or by operation of law (including, without limitation, the laws of bankruptcy, intestacy, descent and distribution or succession) or on an absolute or contingent basis. For purposes of this Section, any reference to Optionee shall (when applicable) be deemed to be and include references to Optionee’s estate, executors or administrators, personal or legal representatives and transferees (direct or indirect).

(b) If permitted by the Board, Optionee may transfer this Option to members of his or her Immediate Family (as defined below), to one or more trusts for the benefit of such Immediate Family members, to one or more partnerships where such Immediate Family members are the only partners, or to one or more limited liability companies (or similar entities) where such Immediate Family members are the only members or beneficial owners of the entity, if (i) the Optionee does not receive any consideration in any form whatsoever for such transfer, (ii) such transfer is permitted under applicable tax laws, and (iii) if the Optionee is an “Insider,” such transfer is permitted under Rule 16b-3 of the Securities Exchange Act of 1934, as amended. For purposes hereof, “Immediate Family” means the Optionee and the Optionee’s spouse, children and grandchildren.

(c) In the event of Optionee’s death, the Option may be transferred to any executor, administrator, personal or legal representative, legatee, heir or distributee of the estate of Optionee.

(d) In the event of Optionee’s divorce, Optionee may transfer some or all of the Option to his or her former spouse incident to Optionee’s divorce from the former spouse.

(e) As a condition precedent to the transfer of the Option, each and every prospective transferee shall (i) provide or cause to be provided to the Corporation, at its request, sufficient evidence of the legal right and authority of such prospective transferee to have the Option so transferred and (ii) comply with the provisions of this Agreement. Any Option so transferred pursuant to this Section shall continue to be subject to the same terms and conditions in the hands of the transferee as were applicable to said Option immediately prior to the transfer thereof, and any reference in this Agreement to the performance of services for the Corporation by the Optionee shall continue to refer to the performance by the transferring Optionee.

7. Rights Prior to Exercise

Optionee shall not be deemed for any purpose to be a shareholder of the Corporation with respect to any Shares as to which this Option shall not have been exercised and payment made as hereby provided and a stock certificate for such Shares actually issued to Optionee. No adjustment will be made for dividends or other rights for which the record date is prior to the date of such issuance.

8. Employment of Optionee

Nothing in this Agreement shall be construed as constituting a commitment, guarantee, agreement or understanding of any kind or nature that the Corporation or any consolidated subsidiary thereof shall continue to employ Optionee or otherwise retain his/her services, nor shall this Agreement affect in any way the right of the Corporation or any consolidated subsidiary thereof to terminate the employment or other service of Optionee at any time and for any reason. By Optionee’s execution of this Agreement, Optionee acknowledges and agrees that Optionee’s employment or other service to the Corporation or any consolidated subsidiary thereof is “at will”, unless Optionee has an agreement with the Corporation or any consolidated subsidiary thereof that expressly provides to the contrary (in which case such agreement shall govern the termination of Optionee’s employment or service relationship).

9. Burden and Benefit

(a) This Agreement shall be binding upon and inure to the benefit of any assignee or successor in interest to the Corporation, whether by merger, consolidation or the sale of all or substantially all of the Corporation’s assets.

(b) This Agreement shall be binding upon and inure to the benefit of Optionee and his or her legal representative and any permitted transferee thereof by will, the applicable laws of descent and distribution, or otherwise in accordance with the terms of this Agreement.

10. Notices

Any and all notices under this Agreement shall be in writing, and sent by hand delivery or by certified or registered mail (return receipt requested and first-class postage prepaid), in the case of the Corporation, to its principal executive offices to the attention of the Chief Financial Officer, and, in the case of Optionee, to Optionee’s address as shown on the Corporation’s records.

11. Specific Performance

Strict compliance by Optionee shall be required with each and every provision of this Agreement. The parties hereto agree that the Shares are unique, that Optionee’s failure to perform the obligations provided by this Agreement will result in irreparable damage to the Corporation and that specific performance of Optionee’s obligations may be obtained by suit in equity.

12. Entire Agreement

The parties hereto agree that this Agreement sets forth all of the promises, agreements, conditions, understandings, warranties, and representations between the parties with respect to the Option and Shares and that there are no promises, agreements, conditions, understandings, warranties, or representations, oral or written, express or implied between the parties with respect to the Option and Shares other than as set forth in this Agreement. Any modifications or any waiver of any provision contained in this Agreement shall not be valid unless made in writing and signed by the person or persons sought to be bound by such waiver or modifications.

13. Severability

The provisions of the Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions, and any partially unenforceable provision to the extent enforceable in any jurisdiction, shall nevertheless be binding and enforceable.

14. Waiver

The waiver by the Corporation of a breach of any provision of this Agreement by the Optionee shall not operate or be construed as a waiver of any subsequent breach by the Optionee.

15. Adjustments

The number of Shares subject to this Option and the Exercise Price of this Option shall be adjusted proportionally to give effect to any subdivisions or combinations of the Corporation’s common stock, stock dividends and other distributions, reclassifications or similar events affecting the Corporation’s common stock from time to time after the date hereof.

16. Authority of Board

All determinations made by the Board with respect to the interpretation, construction and application of any provision of this Agreement shall be final, conclusive and binding on the parties.

17. Covenants and Representations of Optionee

Optionee represents, warrants, covenants and agrees with the Corporation as follows:

(a) Optionee has not relied upon the Corporation with respect to any tax consequences related to the grant or exercise of this Option, or the disposition of Shares purchased pursuant to its exercise. Optionee acknowledges that, as a result of the grant and/or exercise of the Option, Optionee may incur a substantial tax liability. Optionee assumes full responsibility for all such consequences and the filing of all tax returns and elections Optionee may be required or find desirable to file in connection therewith.

(b) Optionee will not distribute or resell any Shares (or other securities) issuable upon exercise of the Option granted hereby in violation of applicable law, rule or regulation. Optionee shall comply with all provisions of the Corporation’s policies regulating the purchase and sale of the Corporation’s securities, as in effect from time to time.

(c) The agreements, representations, warranties and covenants made by Optionee herein with respect to the Option shall also extend to and apply to all of the Shares issued to Optionee from time to time pursuant to exercise of the Option. Acceptance by Optionee of any certificate representing Shares shall constitute a confirmation by Optionee that all such agreements, representations, warranties and covenants made herein continue to be true and correct at that time.

18. Limitation of Liability

The liability of the Corporation under this Agreement for the Option and the Shares is limited to the obligations set forth herein with respect thereto, and nothing herein contained shall be interpreted as imposing any liability in favor of the Optionee or any others with respect to any loss, cost or expense which Optionee or any others may incur in connection with or arising out of any transaction involving the Option or any of the Shares.

19. Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Florida, without giving effect to the conflict of laws provisions thereof.

20.	Definitions

(a) “Cause” shall have the same meaning as “cause” or “for cause” set forth in any employment, consulting, or other agreement for the performance of services between Optionee and the Corporation or any consolidated subsidiary thereof or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) the failure by Optionee to perform, in a reasonable manner, his/her duties as assigned by the Corporation or any consolidated subsidiary thereof, (ii) any violation or breach by Optionee of his/her employment, consulting or other similar agreement with the Corporation or any consolidated subsidiary thereof, if any, (iii) any violation or breach by Optionee of any non-competition, non-solicitation, non-disclosure and/or other similar agreement with the Corporation or any consolidated subsidiary thereof, including, without limitation, Section 21 of this Agreement, (iv) any act by Optionee of dishonesty or bad faith with respect to the Corporation or any consolidated subsidiary thereof, (v) use of alcohol, drugs or other similar substances in a manner that adversely affects Optionee’s work performance, or (vi) the commission by Optionee of any act, misdemeanor, or crime reflecting unfavorably upon Optionee or the Corporation or any consolidated subsidiary thereof. The good faith determination by the Board of whether Optionee was Terminated by the Corporation for “Cause” shall be final and binding for all purposes hereunder.

(b) “Disability” shall mean a disability, whether temporary or permanent, partial or total, as determined by the Board.

(c) “Fair Market Value” means, as of any date, the value of a share of the Company’s common stock determined as follows:

(a) if such common stock is then quoted on the Nasdaq market, its last reported sale price on the Nasdaq market or, if no such reported sale takes place on such date, the average of the closing bid and asked prices;

(b) if such common stock is publicly traded and is then listed on a national securities exchange, the last reported sale price or, if no such reported sale takes place on such date, the average of the closing bid and asked prices on the principal national securities exchange on which the common stock is listed or admitted to trading;

(c) if such common stock is publicly traded but is not quoted on a Nasdaq market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on such date, as reported by a nationally recognized reporting service, for the over-the-counter market; or

(d) if none of the foregoing is applicable, by the Board in good faith.

(c) “Termination of Service” means the discontinuance of the Optionee’s service relationship with the Corporation and its subsidiaries, including but not limited to service as an employee of the Corporation and its subsidiaries, as a non-employee member of the board of directors of the Corporation, or as a consultant or advisor to the Corporation and its subsidiaries. Except to the extent provided otherwise in an agreement or determined otherwise by the Board, a Termination of Service shall not be deemed to have occurred if the capacity in which the Optionee provides service to the Corporation changes (for example, a change from consultant status to employee status or vice versa) or if the Optionee transfers among the various entities constituting the Corporation and its Subsidiaries, so long as there is no interruption in the provision of service by the Optionee to the Corporation and its Subsidiaries. Optionee shall not be deemed to have incurred a Termination of Service if the Optionee is on military leave, sick leave, or other bona fide leave of absence approved by the Corporation of 180 days or fewer (or any longer period during which the Optionee is guaranteed reemployment by statute or contract.) In the event Optionee’s leave of absence exceeds this period, he or she will be deemed to have incurred a Termination of Service on the day following the expiration date of such period. For the avoidance of doubt and ambiguity, a Termination of Service shall not be deemed to have occurred if the Optionee ceases to be remunerated by the Corporation and/or any of its subsidiaries for his service relationship with all or any of them so long as the Optionee thereafter continues to provide services in continuance of such service relationship at the direction of the Corporation and/or any of its subsidiaries.

21. Forfeiture in the Event of Competition and/or Solicitation or other Detrimental Acts

In return for granting the Option to Optionee, Optionee agrees to the following restrictions:

(a)	Optionee expressly agrees and covenants that during the Restricted Period (as defined below), Optionee shall not (i) own, manage, control, participate in, consult with, become employed by or otherwise render services to any Competitive Business (as defined below) in the Territory (as defined below), except that it shall not be considered a violation of this clause for the Optionee to be a passive owner of not more than two percent of the outstanding stock of any class of any corporation which is publicly traded, so long as Optionee has no active participation in the business of such corporation;

(ii) induce or attempt to induce any customer, supplier, client or other business relation of the Corporation or its affiliates to cease doing business with the Corporation or its affiliates if such cessation could reasonably be expected to result in material harm to the Corporation;

(iii) induce or attempt to induce any employee of the Corporation or its affiliates to leave the employ of the Corporation or its affiliates, or in any way interfere with the relationship between the Corporation or its affiliates and any person employed by them; or

(b) Optionee expressly agrees and covenants that Optionee will not, without the prior written consent of the Corporation, directly or indirectly, disclose or use at any time before or after Optionee’s Termination of Service any Confidential Information (as defined below) of which Optionee is or becomes aware, whether or not such information is developed by Optionee, except to the extent such disclosure or use is directly related to and appropriate in connection with Optionee’s performance of duties assigned to Optionee by the Corporation or its affiliates. Under all circumstances and at all times, Optionee will take all appropriate steps to safeguard Confidential Information in his or her possession and to protect it against disclosure, misuse, espionage, loss and theft.

(c) If the Board determines that Optionee has violated any provisions of this Section 21 or that Optionee’s service or employment, as applicable, has been terminated for Cause, then Optionee agrees and covenants that:

(i) Optionee shall automatically forfeit any rights Optionee may have with respect to the Option as of the date of such determination; and

(ii) if Optionee has exercised all or any part of the Option within the twelve-month period immediately preceding a violation of this Section 21 or termination of Optionee’s employment for Cause, upon the Corporation’s demand, Optionee shall immediately deliver to the Corporation (A) any Shares acquired upon exercise of the Option, if the Optionee still owns the Shares (at which time the Corporation will deliver to the Optionee an amount equal to the Purchase Price for such Shares), or (B) if the Optionee no longer owns the Shares, an amount equal to the Gain (as defined below) realized by Optionee upon such exercise. For the purposes herein, “Gain” shall be equal to the disposition price per Shares of any Shares sold or disposed of, multiplied by the number of Shares sold or disposed of, minus the Exercise Price paid for the Shares, and less any taxes paid which are not refundable or for which the Optionee does not otherwise receive a tax credit or other form of reimbursement.

(d) Definitions. For purposes of this Section 21, the following definitions shall apply:

(i) “Competitive Business” means any business listed on Exhibit A hereto.

(ii) “Confidential Information” means information that is not generally known to the public and that was or is used, developed or obtained by the Corporation or its affiliates in connection with the business of the Corporation or its affiliates and which constitutes trade secrets or information which they have attempted to protect, which may include, but is not limited to, trade “know-how,” customer information, supplier information, cost and pricing information, marketing and sales techniques, strategies and programs, computer programs and software and financial information. It shall not include information (a) required to be disclosed by court or administrative order; (b) lawfully obtainable from other sources or which is in the public domain through no fault of Optionee; or (c) the disclosure of which is consented to in writing by the Corporation.

(iii) “Territory” means:

(A) The entire United States and any other country where the Corporation or any of its consolidated subsidiaries, joint venturers, franchisees or affiliates has operated a retail facility at which the Corporation’s products have been sold at any time in the one-year period ending on the last day of Optionee’s employment with the Corporation or its affiliates;

(B) In the event that the preceding clause shall be determined by judicial action to define too broad a territory to be enforceable, then “Territory” shall mean the entire United States;

(C) In the event that the preceding clauses shall be determined by judicial action to define too broad a territory to be enforceable, then “Territory” shall mean the states in the United States where the Corporation or any of its Subsidiaries, joint venturers, franchisees or affiliates has operated a retail facility at which the Corporation’s products have been sold at any time in the one-year period ending on the last day of Optionee’s employment with Corporation or its affiliates;

(D) In the event that the preceding clauses shall be determined by judicial action to define too broad a territory to be enforceable, then “Territory” shall mean the area that includes all of the areas that are within a 50-mile radius of any retail store location in the United States at which the Corporation’s products have been sold at any time in the one-year period ending on the last day of Optionee’s employment with the Corporation or its affiliates; and

(E) In the event that the preceding clauses shall be determined by judicial action to define too broad a territory to be enforceable, then “Territory” shall mean the entire state of Florida.

(e) The Corporation may require Optionee, in connection with the exercise of the Option, to certify in a manner acceptable to the Corporation that Optionee has not violated the terms of this Section 21 and may decline to give effect to such exercise if Optionee fails so to certify. If Optionee is required to repay any Option Gain to the Corporation pursuant to this Section 21, Optionee shall pay such amount in such manner and on such terms and conditions as the Corporation may require, and the Corporation shall be entitled to withhold or set-off against any other amount owed to Optionee by the Corporation or any of its affiliates (other than any amount owed to Optionee under any retirement plan intended to be qualified under Section 401(a) of the Code up to any amount sufficient to satisfy any unpaid obligation of Optionee under this Section 21.

(f) Optionee acknowledges and agrees that the period, scope and geographic areas of restriction imposed upon Optionee by the provisions of Section 21 are fair and reasonable and are reasonably required for the protection of the Corporation. In the event that any part of this Agreement, including, without limitation, Section 21, is held to be unenforceable or invalid, the remaining parts of Section 21 and this Agreement shall nevertheless continue to be valid and enforceable as though the invalid portions were not a part of this Agreement. If any one of the provisions in this Section 21 is held to be excessively broad as to period, scope and geographic areas, any such provision shall be construed by limiting it to the extent necessary to be enforceable under applicable law.

(g) Optionee acknowledges that breach by Optionee of this Agreement would cause irreparable harm to the Corporation and that, in the event of such breach, the Corporation shall have, in addition to monetary damages and other remedies at law, the right to an injunction, specific performance and other equitable relief to prevent violations of Optionee’s obligations hereunder.

22. Section 409A. Notwithstanding anything herein to the contrary, this Agreement is intended to be interpreted and applied so this Agreement (including the Option) either shall be exempt from the requirements of Section 409A of the Code, or shall comply with the requirements of such provision. Furthermore, the Corporation and its respective officers, directors, employees or agents make no guarantee that this Agreement complies with, or is exempt from, the provisions of Section 409A of the Code and none of the foregoing shall have any liability for the failure of this Agreement to comply with, or be exempt from, the provisions of Code Section 409A. The parties hereto agree to make such amendments from time to time to the terms and conditions of this Agreement as are necessary to ensure that this Agreement complies with the terms of and in a manner permitted by Section 409A of the Code and any regulation or other official guidance promulgated thereunder

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation and Optionee have executed this Agreement as of the date first written above.

VAPOR CORP.

By:
Title:

OPTIONEE

Signature:
Printed Name:

Exhibit A

Designing, marketing and/or distributing electronic cigarettes and accessories for wholesale, retail or any other purpose.

STOCK OPTION EXERCISE FORM

This form must be completed and returned to Vapor Corp.’s Chief Financial Officer on or before 1:00 p.m. Eastern Standard Time on date of exercise.

NAME (please print):	SOCIAL SECURITY NO.:

SECTION I

HOME ADDRESS:	WORK ADDRESS:

HOME TELEPHONE:	WORK TELEPHONE:

SECTION II: I wish to exercise the following options:

A GRANT DATE	B NUMBER OF OPTIONS	C EXERCISE PRICE	D TOTAL PURCHASE PRICE: (COLUMN B x COLUMN C)
TOTAL

SECTION III		SECTION IV

I elect to pay for my shares (check one):		I elect to pay my taxes on this transaction (check one):

c	Broker assisted Cashless Exercise	c	Sell shares to cover taxes (Broker assisted Cashless Exercise)

c	Cash	c	Cash

	Check (payable to Vapor Corp.)		Check (payable to Vapor Corp.)

c	Cashless Exercise – payment with option shares	c	Share withholding

Signature	Date of Exercise

Return form to:	Vapor Corp.
ATTN: Chief Financial Officer
3001 Griffin Road
Dania Beach, Florida 33312
Phone: _888-482-7671